Form C

Cover Page

Name of issuer:

Blinking Owl Distillery, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 2/19/2014

Physical address of issuer:

802 E. Washington Ave.
Santa Ana CA 92701

Website of issuer:

http://www.blinkingowl.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class B Non-Voting Units

Target number of securities to be offered:

625

Price:

$100.00000

Method for determining price:

Dividing pre-money valuation $25,000,000.00 (or $20,000,000.00 for investors in the first $250,000.00) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,204,790.00	$1,385,167.00
Cash & Cash Equivalents:	$2,008.00	$16,005.00
Accounts Receivable:	$19,857.00	$107,848.00
Short-term Debt:	$757,486.00	$543,005.00
Long-term Debt:	$1,521,350.00	$1,524,415.00
Revenues/Sales:	$1,222,761.00	$1,636,102.00
Cost of Goods Sold:	$1,063,349.00	$961,369.00
Taxes Paid:	$34,414.33	$15,356.69
Net Income:	($491,793.00)	($293,748.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Blinking Owl Distillery, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Robin Christenson	CFO	Blinking Owl Distillery	2014
Douglas Brian Christenson	CEO	Blinking Owl Distillery	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Robin Christenson	CFO	2014
Douglas Brian Christenson	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
BOD Holdings Inc (Owned 50/50 by Dr. Brian and Robin Christenson)	129100.0 Class A Voting Units.	51.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act

of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Key Personnel: The Issuer's success substantially depends upon the efforts of its Founding Members, Brian Christenson and Robin Christenson, who also serve as the Issuer's Managers ("Managers"). Investors must rely upon the judgment and skills of the Managers. The Issuer's success also depends upon having a qualified distiller and a talented and experienced chef for its restaurant. Currently, Massimiliano Stecca ("Max") serves as the Head Distiller, and Chef Lou Perez operates the restaurant's kitchen. The Issuer's loss of the services of any of its key personnel, as well as the inability to recruit, train, and retain any of its key personnel, may have a material adverse effect on the Issuer's business and financial condition. Due to the pandemic, staffing can be a challenge because so many qualified individuals have left the industry. Furthermore, replacing the head distiller would be more difficult due to the unique skill set. Replacing the Managers would create issues far beyond the Issuer in that the Issuer operates based on a license issued by the California Alcohol Beverage Control Board ("ABC"), and under applicable rules and regulations, any change in management would require the ABC's consent.
>
> Risks Inherent in Craft Distilling. As noted, the Issuer operates based on a license issued by the ABC. The rules and regulations promulgated by the ABC are, by its own admission, as clear as mud. This leaves open the possibility that the ABC, through its use of undercover agents or the interpretation of regulations, can try to find reason to penalize any licensee. The Issuer has, in fact, had its license suspended over a misinterpretation on the use of the term "reservations". That suspension happened prior to the Covid-19 pandemic, and the Issuer is no longer subject to any probation, fines or penalties as a result of that issue. However, any Investor should note that the ABC has very broad powers and the suspension of the Issuer's license is always a possibility. Any suspension of the license would have a detrimental impact on the Issuer.
>
> Craft distilling is still a relatively new business opportunity in California. Laws permitting craft distilling were not passed until 2014. As such, the laws and regulations are still being adjusted and amended which may have a negative impact on business.
>
> Alcohol Related Laws. Alcohol production and distribution is governed by a complex set of state and federal laws that are generally known as "Tied House Rules". These Rules provide for a three-tiered system of manufacturers, distributors and retailers. The Rules are an outgrowth of prohibition and are intended to prevent manufacturers from owning any interest in any distributor or retailer. By law, the Issuer is permitted to be both a manufacturer and a retailer in that it can sell up to three bottles of spirits per person per day from its licensed premises. However, outside the walls of the Issuer's establishment, the Issuer is prohibited from serving as a distributor or retailer; however, current California law does permit the Issuer to sell product direct to consumer in California from the licensed premises. In California, the Issuer has a distribution agreement with Southern Glazier, and a distribution understanding with Horizon Beverage in Massachusetts. Part of a distributor's job is to sell the product to retailers. However, distributors tend to focus on higher volume products and as a result small production facilities (such as the Issuer) are required to have a sales force to sell product to retailers who can then order the product from the distributors. So, while the Issuer must rely upon its distributors to sell the product, the Issuer must engage its own sales force to create retailer interest in the product. The lack of sales outside of the distillery will have a negative impact upon the Issuer.
>
> Supply Chain. The Issuer markets its products based, in part, on the fact that they use locally grown organic products in the production cycle. As such, due to the ongoing supply chain issues, the availability of products and supplies has been impacted. While the Issuer has always been able to find acceptable product and supplies, it has been at a greater expense. The ongoing supply chain issues may continue to have a negative impact on the ability of the Issuer to either obtain

organic grains or product at a price acceptable to consumers. In addition, the Issuer has had issues in obtaining bottles, labels and toppers, and related packaging and production materials, all of which can limit the ability of the Issuer to bring product to market.

Climate Change. As noted, the issue relies upon certain organic producers of grains in producing its product. These producers are all located in California. California has been suffering through a long term drought and is now subject to state and federal water restrictions. While water restrictions have not yet had a negative impact on the Issuer, assuming that the drought does worsen, the State and Federal governments may impose further restrictions on commercial use of water, which is, of course, the main ingredient in the Issuer's products. Further, the State may impose water restrictions on agriculture, the largest water consumer in California.. The State has already implemented a program to pay farmers not to grow products. While the Issuer's grain producers have not expressed an intention to cease production, it is a possibility that could have a negative impact on the ability of the issuer to obtain organic grain at a reasonable price. The Issuer recognize that it may need to explore obtaining organic suppliers outside of the state of California.

Covid 19 – The Covid 19 pandemic presented a unique opportunity to the Issuer in that it obtained the necessary emergency licenses and pivoted from spirit production to hand sanitizer production. Due to the then immediate shortage of hand sanitizer, the Issuer was able to not only provide a much needed product, but economically survive the pandemic. However, in any future pandemic or epidemic, the Issuer may not be needed to produce sanitizer and may again face mandatory closures of its intended operations (i.e. a distillery and restaurant). Such shutdowns had, and will continue to have, a negative impact on this sector of the service industry.

Restaurant. Currently, California ABC rules provide that if a licensed distillery does not have a dining establishment located immediately adjacent to the distillery, then the distillery is restricted to serving 1.5 ounces of spirits per person per day. However, with a dining establishment, that restriction, is removed. Therefore, the Issuer's on-site restaurant permits the Issuer to increase its sales of spirits. As such, if the restaurant is shut down by local authorities for any violation, such shut down will have a detrimental financial impact on the Issuer.

Additional Capital. The Issuer may need to raise additional capital and conduct subsequent raises throughout the term. The Issuer is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Issuer will raise any particular amount in this offering or in the subsequent offerings. It is possible that the Issuer will need to raise additional capital; to expand or even continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the Issuer or at all.

Effective Use of Proceeds. The Issuer may revise the use of proceeds and any other material change of this offering though an amendment to this Agreement, and through an amendment and filing of a Form C/A with the Securities Exchange Commission (SEC). The Investor understands that if the material change occurs during the offering period, then they must reconfirm their commitment within five (5) business days of the amendment in order to accept these changes. Otherwise, the Investor's commitment will be considered cancelled under the Securities Laws. Failure to use the proceeds effectively could have a negative impact the business and financial condition of the Issuer.

Speculative. The Investor acknowledges that (a) any projections, forecast or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; and such projections, forecasts, and estimates are based upon assumptions which are subject to change and which are beyond the control of Issuer or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his/her own advisors regarding legal matters and tax consequences involving this investment.

Risk of Litigation. If the Issuer is subjected to lawsuits or proceeding by government entities or private parties, or other investors, then expenses or liabilities of the Issuer arising from any such suit or claim would be borne by the Issuer. While the Issuer will seek to maintain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses relating to litigation.

Economy. Currently the U.S. economy is experiencing a period of uncertainly in that there are concerns of inflation due, in part, to rising prices for consumer goods as well as rising interest rates. As a result, it is possible that consumers will hold onto disposable income, and as a result, decrease the number of times that they visit restaurants. This could have a detrimental impact on the Company's business.

Indebtedness. As noted in the "Material Terms of Indebtedness (Item 24, below), the Issuer currently has several loans and leases that have, on occasion, had a

negative financial impact on the business in terms of cash-flow. Currently, the Issuer is working on a restructuring plan with the SBA lender to explore if there are terms that are more favorable that would assist the Issuer in resolving any of its occasional short term cash flow issues. If a lender is unwilling to work with the Issuer, there could be a negative financial impact on the Issuer.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: The majority of the first $50,000 will go toward paying down debt. 7.5% will go to Wefunder.

If we raise: **$1,000,000**

Use of Proceeds: Primary use (40%) of the $1M is laying down whiskey + ramping up spirit production (adding labor, buying a few storage tanks, stock up on needed supplies). Some funds (30%) will be used for patio + kitchen weatherproofing (including an event tent purchase for unexpected rain). We'll also pay down almost all debt with higher interest and monthly payments freeing up over $30K for monthly cash flow (22.5%)

7.5% will go to Wefunder.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension

of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Priced Round: $25,000,000 pre-money valuation

Blinking Owl Distillery, LLC is offering up to 10,625 shares of Class B Membership Units, at a price per unit of $100.

Investors in the first $250,000 of the offering will receive units at a price per share of $80, and a pre-money valuation of $20,000,000

The campaign maximum is $1,000,000 and the campaign minimum is $50,000.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The terms may only be modified upon the written consent of a majority of the Issuer's Class A Voting members, and then thereafter through an amendment, re-filing, and requalification of a Form C/A with the Securities and Exchange Commission (SEC) and finally through a re-commitment by the Investor within five (5) days of requalification.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Non-Voting Membership Unit	8,000,000	0	No
Class A Voting			

Voting Membership Units	2,000,000	250,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Current units are Class A Voting and Class B Non-Voting.

Subject to the terms of the Operating Agreement, and as determined by the Managers from time to time, and subject to the Act, the Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, to each Member in accordance with that Member's Percentage Interest; provided, however, that there shall be no distributions to Class B Members until the initial capital contributions and loans from Class A members have been repaid in full.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Initial Members of the Issuer shall have full rights as members (voting and economic rights). The Investor will not have voting rights other than as required by law. Moreover, any future rounds of fundraising will dilute the interests of the members. Such rights will limit the Investor's rights in a material way. For example, the Initial Members would have the right to vote on matters that may materially change the Issuer's operations. Further, the Issuer may make other decisions with which the Investor disagrees, or that otherwise negatively affect the value of the Investor's securities in the Issuer, and the Investor will have no recourse to change those decisions. The marketability and value of the Investor's interest in the Issuer will depend upon may factors that are outside the control of the Investor. The Issuer will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Managers. The Investor will have no right to name or remove any officer or Managers which limits the ability of the Investor to be involved in the Issuer's management.

There is no guarantee that the Issuer will make distributions to its members. There may be other contracts, loans and agreements that limit the ability of the Issuer to make distributions to is members until such time that the loans are paid in full. As such, an Investor's interest in the issuer will be impacted in terms of priority and availability of revenue.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed

by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SBA LOC
Issue date	08/28/15
Amount	$245,000.00
Outstanding principal plus interest	$45,680.23 as of 06/29/22
Interest rate	6.0% per annum
Maturity date	09/29/22
Reason for late payments	We are arranging final payment for loan payoff. Remaining balance is $27,294.37.

Payoff date is Sept 29th, 2022.

Loan

Lender	SBA Loan
Issue date	09/28/15
Amount	$1,224,000.00
Outstanding principal plus interest	$677,355.81 as of 06/29/22
Interest rate	6.0% per annum
Maturity date	08/29/26
Current with payments	Yes

Monthly payments of approx $15,500. We are currently working toward restructuring/ refinancing to lower payments.

Loan

Lender	Credit Cards (AMEX, Chase Inc, Capital One)
Issue date	12/31/16
Amount	$104,949.00
Outstanding principal plus interest	$67,433.20 as of 06/29/22
Current with payments	Yes

Credit Cards. AMEX is paid in full each month with exception of $35,000 Pay over time limit.

Loan

Lender	[illegible]

Lender	B Vangsness
Issue date	09/29/18
Amount	$75,000.00
Outstanding principal plus interest	$93,102.44 as of 06/29/22
Interest rate	10.0% per annum
Current with payments	Yes

Member has agreed to accept repayment once the company has available funds

Loan

Lender	K Vangsness
Issue date	12/30/19
Amount	$323,000.00
Outstanding principal plus interest	$3,582,818.06 as of 06/29/22
Interest rate	5.0% per annum

Member has agreed to accept repayment once the company has available funds.

Loan

Lender	D Wade
Issue date	02/28/20
Amount	$30,000.00
Outstanding principal plus interest	$9,647.35 as of 06/29/22
Interest rate	10.0% per annum
Maturity date	04/01/22
Current with payments	Yes
Reason for late payments	D Wade extended

Monthly payments. Loan payments were ahead of schedule through mid 2021. D Wade agreed to extend loan terms due to post-pandemic recovery.

Loan

Lender	M Bosserman
Issue date	03/09/20
Amount	$25,000.00
Outstanding principal plus interest	$1,570.40 as of 06/29/22
Interest rate	10.0% per annum
Maturity date	04/01/22
Current with payments	Yes
Reason for late payments	Monthly payments. Loan payments were ahead of schedule through mid 2021. D Wade agreed to extend loan terms due to post-pandemic recovery.

Monthly payments. Loan payments were ahead of schedule through 2021. M Bosserman agreed to extend loan terms due to post-pandemic recovery.

Loan

Lender	SBA EIDL
Issue date	05/30/20
Amount	$150,000.00
Outstanding principal plus interest	$150,000.00 as of 08/31/22
Interest rate	3.75% per annum

SBA EIDL (COVID LOAN) maturing in June 2050. Monthly payments of $731 begin October 2021.

Loan

Lender	Ascentium Equipment Lease
Issue date	01/21/21
Amount	$112,968.00
Outstanding principal plus interest	$80,070.91 as of 06/29/22
Interest rate	6.12% per annum
Maturity date	01/01/27
Current with payments	Yes

Monthly Payments of $2024.66

Loan

Lender	Ascentium Capital Loan
Issue date	08/03/21
Amount	$112,000.00
Outstanding principal plus interest	$42,205.73 as of 06/29/22
Interest rate	7.35% per annum
Maturity date	08/02/23
Current with payments	Yes

Weekly payments of $1464.62 until 8/2/2023.

Loan

Lender	E. Athey, M Bosserman, D Wade, B Vangsness
Issue date	08/30/21
Amount	$50,000.00
Outstanding principal plus interest	$51,405.47 as of 06/29/22
Interest rate	10.0% per annum
Maturity date	08/31/24
Current with payments	Yes

Whiskey Production Loans. Interest accrues until whiskey is released. Payment in full + interest once barrel is sold.

Loan

Lender	J Nguyen
Issue date	09/05/21
Amount	$85,000.00
Outstanding principal plus interest	$94,203.13 as of 06/29/22
Interest rate	5.0% per annum
Current with payments	Yes

$75000 was loaned in 2019, $10000 was loaned in 2021. Member has agreed to accept repayment once the company has available funds.

Loan

Lender	Athey Trust
Issue date	09/15/21
Amount	$15,000.00
Outstanding principal plus interest	$15,439.73 as of 06/29/22
Interest rate	10.0% per annum
Maturity date	01/13/25
Current with payments	Yes

Interest Only monthly payments until January 2023.

Loan

Lender	BOD HOLDINGS, Inc
Issue date	12/30/21
Amount	$94,015.00
Outstanding principal plus interest	$87,932.08 as of 06/29/22
Interest rate	5.0% per annum
Maturity date	12/31/27
Current with payments	Yes

Member Managers Brian + Robin Christenson have invested through their holding company, BOD Holdings. The funds have been give over time to cover needed expenses. Members has agreed to accept repayment once the company has available funds.

Loan

Lender	B Turonek
Issue date	01/18/22
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 06/29/22
Interest rate	10.0% per annum
Current with payments	Yes

Member loan, to be repaid when the business generates profits.

The Company obtained a line of credit in the amount of $65,000. The line is backed by the Company's daily sales. The cost of the capital draws are 25% (in prepaid interest). As of September 2022, the Company has $48,652 outstanding on the line of credit, with minimum daily payments of $885.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Section 4(a)(2)	Class A Voting Membership Units	$100,000	General operations
10/2021	Regulation D, Rule 506(b)	Member units (LLC)	$862,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	BOD HOLDINGS, Inc
Amount Invested	$94,015.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$87,932.08 as of 06/29/22
Interest rate	5.0% per annum
Maturity date	12/31/27
Current with payments	Yes
Relationship	Managing Members

Member cumulative loan to help cover expenses as needed.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Blinking Owl is the very first (to our knowledge) craft distillery in Orange County, CA. We make Vodka, Gin, several types of Whiskey, and the Scandinavian spirit, Aquavit.

We are locavores, grain nerds, and control freaks so we decided to actually make our booze the long way: from grain rather than pre-made spirit. The grain used to craft our spirits is certified organic and from California farms.

We are a destination distillery with an onsite restaurant as the perfect showroom to experience our brand.

We hope for full expansion as we grow the brand to 50,000+ annual case sales over the next 4 years with distribution to all states and several international markets. In the next five years we'd like to purchase our existing 26,000 building or find another permanent property.

Having experienced a prior successful acquisition, we believe there is a "sweet spot" in which the best pathway to the next level will be to take on a VC partner or, if the situation is right, transition through an acquisition.

Milestones

Blinking Owl Distillery, LLC was incorporated in the State of California in February 2014.

Since then:

- Our spirits are in HUNDREDS of bars, restaurants and retailers worldwide.
- We are the real deal with a stunning facility, acclaimed restaurant, and commitment to quality.
- Well crafted reputation: multiple awards + medals earned by nearly every product in our line.
- Heaps of Press: Featured in Forbes, Fortune, Eater LA, Whiskey Advocate, Bloomberg, and many more.
- Strategic licensing + production deals in the works with a major US + International portfolio
- Majority of funding + ownership by amazing women.
- Co-Owner Kirsten Vangsness: Criminal Minds Star, has a broad fan reach of millions and is just FUN

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $1,222,761 compared to the year ended December 31, 2020, when the Company had revenues of $1,636,102. Our gross margin was 13.04% in fiscal year 2021, compared to 41.24% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $1,204,790, including $2,008 in cash. As of December 31, 2020, the Company had $1,385,167 in total assets, including $16,005 in cash.
- *Net Loss*. The Company has had net losses of $491,793 and net losses of $293,748 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $2,278,836 for the fiscal year ended December 31, 2021 and $2,067,420 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,949,372 in debt and $962,500 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 10 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Blinking Owl Distillery, LLC cash in hand is $50,963.34, as of August 2022. Over the last three months, revenues have averaged $111,824/month, cost of goods sold has averaged $67,973/month, and operational expenses have averaged $64,041/month, for an average burn rate of $20,190 per month. Our intent is to be profitable in 4 months.

2020 was an anomaly for so many including our company. We produced large amounts of hand sanitizer in a very short period of time (thus the revenue spike). 2021 was completely shut down for January-February, then we launched our restaurant in March with yet again a new stream of revenue that offset some of the losses we experienced from distribution sales.

2022 Distribution sales picked up in Q2 and is trending toward pre-pandemic levels. Inflation and supply chain delays have been notable causing increased pricing in restaurant food/ ingredients, shipping costs, lead times, and nearly all operational supplies.

OND (October/November/December) notoriously provide the majority of sales in the liquor industry. This is also true for our restaurant due to holiday events and membership renewals. We typically see Q4 revenues generate nearly 1/2 our annual income, thus we are expecting Q4 to generate $500-600K (without the pending deal). If our pending deal initial orders are placed prior to year end, we anticipate 2022 total revenues of $2M+. With the assumption that the new partnership will be in place, we anticipate large initial stock orders in the next 6 months creating a sustainable source of income.

We have experienced profitable months, during 2022 as nearly all expenses have been covered by income, but debt payments have been hindering us from a consistent positive cash flow. Dedicating some funds raised to pay off our higher interest loans, we anticipate positive cash flow and consistent profitability by year end. This is also anticipated to be achieved immediately with our new prospective partnership.

We have a gracious investor team that does what is needed to keep the dream alive. Most investors have pitched in to get through tough times. We've not taken salaries, the and majority of us have also helped with loans.

We also have a start up SBA loan, an SBA LOC (final payment is in September!), SBA EIDL, lease-to-own payments on some of our equipment, credit cards, and an additional short term loan and short term LOC (that we'd like to pay off immediately).

Projections herein should be considered forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Robin Christenson, certify that:

(1) the financial statements of Blinking Owl Distillery, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Blinking Owl Distillery, LLC included in this Form reflects accurately the information reported on the tax return for Blinking Owl Distillery, LLC filed for the most recently completed fiscal year.

Robin Christenson
CFO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not

day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.blinkingowl.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Blinking Owl Subscription Agreement Early Bird
SPV Subscription Agreement
Blinking Owl Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Douglas Brian Christenson
Robin Christenson

Appendix E: Supporting Documents

ttw_communications_114549_200008.pdf
First_Amended_and_Restated_Operating_Agreement_SIGNED.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Blinking Owl Subscription Agreement Early Bird
- SPV Subscription Agreement
- Blinking Owl Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Douglas Brian Christenson
- Robin Christenson

Appendix E: Supporting Documents

- ttw_communications_114549_200008.pdf
- First_Amended_and_Restated_Operating_Agreement_SIGNED.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Blinking Owl Distillery, LLC

By

Robin Christenson

Founder, Chief Financial Owl

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

D. Brian Christenson

CEO
9/29/2022

Robin Christenson

Founder, Chief Financial Owl
9/29/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name,

place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.